February 2, 2011

Mr. Russell Mancuso, Branch Chief
United States Securities and Exchange Commission
Division of Corporate Finances
450 Fifth Street, N.W.
Washington, DC  20549

Re:          Audiovox Corporation
Form 10-K for the fiscal year ended February 28, 2010
Filed May 14, 2010
File No.  001-09532

Dear Mr. Mancuso:

This letter is being submitted in response to the comments set forth in the Staff of the Division of Corporate Finance's (the “Staff”) letters dated January 3, 2011 and February 2, 2011, with respect to the above-referenced filing (the “Comment Letters”).  The responses to the Comment Letters regarding the aforementioned filings appear below.

The following numbered paragraphs, which correspond to the number paragraphs of the Comment Letters, set forth our responses to the Staff’s comments contained in the Comment Letters.

SEC Comment (January 3, 2011):

(1)
When you file an amendment, please include the complete text of the item, as amended. See Exchange Act Rule 12b-15. We note, for example, that you amended Items 10 and 11 of Form 10-K but, according the last paragraph on page 7, did not include the complete text of those items. Please amend accordingly.

Response:

In accordance with Exchange Act Rule 12b-15, we have re-filed our amended Form 10-K/A to include the complete text of Items 10 and 11 of Form 10-K.

Mr. Russell Mancuso
United States Securities
  and Exchange Commission Page 2 of 2

SEC Comment (February 2, 2011):

(1)
We note the amended Form 10-K filed in response to prior comment 1; however, that amendment did not include as exhibits the certifications required by the Exchange Act Rule 13a-14 and Item 601(b)(31) of Regulation S-K. Please amend accordingly.

Response:

We have amended our filing to include the certifications required by Exchange Act Rule 13a-14 and Item 601(b)(31) of Regulation S-K.

In connection with your review of the Company's filing on Form 10-K for the fiscal year ended February 28, 2010, the Company acknowledges that:  it is responsible for the adequacy and accuracy of the disclosure in its filing; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and, the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any additional comments or should you require any supplemental information, please do not hesitate to contact me.

Sincerely,

/s/ Charles M. Stoehr
Charles M. Stoehr
Senior Vice President and
  Chief Financial Officer